BEIJING	2765 Sand Hill Road	NEW YORK
BRUSSELS	Menlo Park, California 94025-7019	SAN FRANCISCO
CENTURY CITY		SEOUL
HONG KONG	TELEPHONE (650) 473-2600	SHANGHAI
JAKARTA†	FACSIMILE (650) 473-2601	SINGAPORE
LONDON	www.omm.com	TOKYO
LOS ANGELES		WASHINGTON, D.C.
NEWPORT BEACH

WRITER'S DIRECT DIAL
(650) 473-2630

June 30, 2014		WRITER'S E-MAIL ADDRESS
pku@omm.com

Confidential

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:                             eHi Car Services Limited

Confidential Submission of Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, eHi Car Services Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit a draft registration statement on Form F-1 relating to a proposed initial public offering and listing on the New York Stock Exchange of the Company’s common shares, par value US$0.001 per share, to be represented by American depositary shares (the “Draft Registration Statement”) and the related exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements of the Company

The Company has included in this submission its audited consolidated financial statements as of and for each of the years ended December 31, 2012 and 2013.

As an “Emerging Growth Company” as defined in the JOBS Act, the Company has included selected financial information as of and for each of the two years ended December 31, 2012 and 2013, and omitted the selected financial information as of and for the years ended December 31, 2009, 2010 and 2011.

Withdrawal of Previously Confidentially Submitted Draft Registration Statement on Form F-1

The Company previously confidentially submitted a draft registration statement on Form F-1 to the Commission initially on April 5, 2011, including all exhibits submitted therewith and all amendments thereto (collectively, the “2011 Draft Registration Statement”). On June 16, 2014, pursuant to Rule 477 promulgated under the Securities Act, the Company made a request to the Commission to withdraw the 2011 Draft Registration Statement effective as of the date thereof or as soon thereafter as practicable. The Company further requested that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the submission of the 2011 Draft Registration Statements be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company.

On behalf of the Company, we appreciate your attention to this matter.  If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (650) 473-2630 (email: pku@omm.com) or my colleague Ke Geng at +86 (10) 6563 4261 (email: kgeng@omm.com).  Regarding accounting matters, you may contact Mr. Colin Sung, chief financial officer of the Company at +86 (21) 2890 1111 ext. 8336 (email: colin.sung@1hai.cn). You may also contact Mr. Dylan Tey of PricewaterhouseCoopers Zhong Tian LLP at +86 (21) 2323-3518 (email:  dylan.tey@cn.pwc.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Portia Ku
Portia Ku

cc:                                                                                Ray Ruiping Zhang, Chief Executive Officer and Chairman, eHi Car Services Limited

Colin Sung, Chief Financial Officer, eHi Car Services Limited

Ke Geng, O’Melveny & Myers LLP

Alan Seem, Shearman & Sterling LLP

Shuang Zhao, Shearman & Sterling LLP

Dylan Tey, PricewaterhouseCoopers Zhong Tian LLP